Mailstop 3561
                                                                September 10,
2018

    Mark Karanikolas
    Co-Chief Executive Officer
    Advance Holdings, LLC
    Revolve Group, Inc.
    16800 Edwards Road
    Cerritos, California 90703

            Re:    Advance Holdings, LLC
                   Revolve Group, Inc.
                   Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 23, 2018
                   CIK No. 0001746618

    Dear Mr Karanikolas:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    Management's Discussion and Analysis of Financial Condition and Results of Operations

    Overview, page 62

        1. We note your response to comment 5 that media impressions "demonstrate the reach of the Company's social and influencer marketing strategy." Please expand your disclosure to clarify the "reach" of the media impressions. In this regard, please tell us what consideration you have given to quantifying your media impressions for recent years to provide a more balanced disclosure of your "28 billion media impressions in 2017."
           Please also clarify if your media impressions include paid or free sources.
 Mark Karanikolas
Advance Holdings, LLC
Revolve Group, Inc.
September 10, 2018
Page 2

      2. As a related matter, please also tell us how you measure traffic to your sites. For example, please tell us how you are able to track traffic driven from free or paid impressions. In this regard, we note your disclosure that you "drove 45% of traffic from free sources." Please also define the term "traffic" and clarify if it includes customers that have made purchases on your sites or customers that have visited your sites, regardless of whether a purchase has been made.

Factors Affecting Our Performance, page 66

      3. We note your response to comment 8 that you have revised the disclosures to remove the references to "one-time disclosures." However, it appears that you did not remove such reference on page 67. Please revise.

Business

Our Industry

Media Consumption and Shopping Behaviors of Next-Generation Consumers, page 87

      4. We note your response to comment 16 regarding your "community of influencers."
         Given the importance of social media influencers in your marketing strategy, please balance your disclosure and quantify, if possible, the number of social media influencers with which you have agreements and to whom you pay compensation. In this regard, we note your disclosure on page 19 that "[you] also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives."

       Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Jennifer L pez-Molina,
Staff Attorney, at (202)551-3792 or me at (202)551-3720 with any other questions.


                                                              Sincerely,

                                                              /s/ Jennifer L
pez for

                                                              Mara L. Ransom
                                                              Assistant
Director
                                                              Office of
Consumer Products
cc:      Jesse Timmermans
         Michael Nordtvedt